UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549


Schedule 13G


Under the Securities Exchange Act of 1934
(Amendment No.0)
(RULE 13d-102)


Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).


Gold Fields Limited
(Name of Issuer)


American Depositary Shares, each representing one Ordinary Share
Ordinary Shares
(Title of Class of Securities)


American Depositary Shares: 38059T106
Ordinary Shares: 6280215
(CUSIP/SEDOL Number)


December 31, 2008
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] 	Rule 13d-1 (b)
[ ]	Rule 13d-1 (c)
[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G


Issuer: Gold Fields Limited	CUSIP No.: 38059T106, SEDOL No.: 6280215

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	Arnhold and S. Bleichroeder Advisers, LLC
	Tax ID # 57-1156902


2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)


3	SEC USE ONLY


4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware


NUMBER OF SHARES	5  SOLE VOTING POWER - 43,103,657
BENEFICIALLY  		6  SHARED VOTING POWER -  0
OWNED BY EACH	 	7  SOLE DISPOSITIVE POWER - 43,103,657
REPORTING PERSON       	8  SHARED DISPOSITIVE POWER - 0
WITH:


9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	43,103,657


10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A


11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	6.60%


12	TYPE OF REPORTING PERSON

	IA

SCHEDULE 13G

Issuer: Gold Fields Limited	CUSIP No.: 38059T106, SEDOL No.: 6280215


ITEM 1

(a)	Name of Issuer: Gold Fields Limited


(b)	Address of Issuer's Principal Executive Offices:

	24 St. Andrews Road
	Parktown, 2193
	South Africa


ITEM 2

(a)	Name of Person Filing: Arnhold and S. Bleichroeder Advisers, LLC


(b)	Address of Principal Business Office:

	1345 Avenue of the Americas
	New York, NY 10105


(c)	Citizenship: Delaware, USA


(d)	Title of Class of Securities:

	American Depositary Shares, each representing one Ordinary Share
	Ordinary Shares


(e)	CUSIP No.: 38059T106
	SEDOL No.: 6280215

ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in accordance with
		Section 240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in accordance with
		Section 240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G

Issuer: Gold Fields Limited	CUSIP No.: 38059T106, SEDOL No.: 6280215

ITEM 4.	Ownership.


 (a) Amount beneficially owned: 43,103,657


 (b) Percent of class: 6.60%


 (c) Number of shares as to which the person has:


 	(i) Sole power to vote or to direct the vote  43,103,657

	(ii) Shared power to vote or to direct the vote  0

	(iii) Sole power to dispose or to direct the disposition of  43,103,657

	(iv) Shared power to dispose or to direct the disposition of  0



ITEM 5. Ownership of Five Percent or Less of a Class.

	N/A


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

	Arnhold and S. Bleichroeder, LLC (ASB), an investment adviser registered
	under Section 203 of the Investment Advisers Act of 1940, is deemed to be
	the beneficial owner of 43,103,657 shares (of which 42,194,074 are American
	Depository Shares), or 6.60% of the ordinary shares believed to be
	outstanding as a result of acting as investment adviser to various
	clients. Clients of ASB	have the right to receive and the ultimate
	power to direct the receipt of dividends from, or the proceeds of
	the sale of, such securities.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

	N/A


ITEM 8. Identification and Classification of Members of the Group.

	N/A


ITEM 9. Notice of Dissolution of Group

	N/A


ITEM 10. Certification

	By signing below I certify that, to the best of my knowledge and
	belief, the securities referred to above were acquired and held in the
	ordinary course of business and were not acquired and are not held for the
	purpose of or with the effect of changing or influencing the control of the
	issuer of such securities and were not acquired and are not held in
	connection with or as a participant in any transaction having that purpose
	of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 12, 2009

Signature:	/s/ Mark Goldstein

Name/Title:	Mark Goldstein, Senior Vice President


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